



082-03733

12th August 2010
BP/AD-M1A/ 274


SEC MAIL
RECEIVED
PROCESSING
AUG 20 2010
WASH. D.C.
193
SECTION

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Audited Financial Results (Standalone) and Unaudited Consolidated Financial Results for the quarter ended 30th June 2010

We send herewith a statement containing the Audited Financial Statements (Standalone) and Unaudited Consolidated Financial Results of the Company for the quarter ended 30th June 2010 which were approved by the Board of Directors of the Company at its meeting held today. We also enclose a copy of the Review Report of the Auditors on the Unaudited Consolidated Financial Results for the quarter ended 30th June 2010.

We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

8/25

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2010

Particulars	Quarter ended			Year ended	
	30-Jun-10		30-Jun-09		31-Mar-10
(A)	MUs		MUs		MUs
1. Generation	4,386		4,260		15,946
2. Sales	4,533		4,180		15,574
(B)	Rs. Crores		Rs. Crores		Rs. Crores
1. a) Revenue from Power Supply and Transmission Charges	1,872.63		1,693.19		6,387.64
Add / (Less) : Revenue adjustments pertaining to prior years	-		232.40		252.40
Income to be (utilised) / recovered in future tariff determination	(70.18)		50.00		253.43
Net Revenue	1,802.45		1,975.59		6,893.47
b) Other Operating Income	65.45		40.03		204.80
2. Total Income	1,867.90		2,015.62		7,098.27
3. Expenditure					
a) Staff Cost	89.87		76.41		305.29
b) Cost of Power Purchased	243.85		48.15		251.69
c) Cost of Fuel	951.94		1,113.69		4,045.56
d) Cost of components, materials and services in respect of contracts	14.94		5.20		42.15
e) Depreciation	126.70		111.83		477.94
f) Other expenditure	116.41		139.85		591.32
4. Total expenditure	1,543.71		1,495.13		5,713.95
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)	324.19		520.49		1,384.32
6. Other Income					
a) Gain on exchange (net)	1.89		24.34		51.98
b) Others	125.65		83.24		229.60
7. Profit before Interest and Exceptional Items (5+6)	451.73		628.07		1,665.90
8. Interest	79.58		117.65		406.64
9. Profit after Interest but before Exceptional Items (7-8)	372.15		510.42		1,259.26
10. Exceptional Item -					
Adjustment of expenses recoverable through Tariff	-	108.83		108.83	
Less: Drawn from Contingencies Reserve	-	108.83		108.83	
	-		-		-
11. Profit from Ordinary Activities before Tax	372.15		510.42		1,259.26
12. Provision for Taxation	103.17		133.34		320.50
13. Profit after Tax	268.98		377.08		938.76
14. Statutory Appropriations (Net)	6.00		(19.89)		(8.89)
15. Net Profit after Tax and Statutory Appropriations	262.98		396.97		947.65
16. Paid-up Equity Share Capital (Face Value: Rs. 10/- per share)	237.33		222.03		237.33
17. Reserves including Statutory Reserves					9,761.42
18. Basic Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	11.07		17.89		40.77
19. Diluted Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees)	11.07		17.77		38.60
20. Aggregate of public shareholding					
No. of shares #	15,27,52,043		14,81,57,180		15,39,82,118
% of shareholding @	64.37		66.74		64.89
# Excludes no. of shares held by custodians of GDR					
@ Excludes % of shareholding held by custodians of GDR					
21. Aggregate of promoters and promoter group shareholding					
a) Pledged / encumbered					
No. of shares	2,68,60,000		3,28,05,000		2,68,60,000
% of total shareholding of promoter and promoter group	35.59		44.55		36.26
% of total share capital of the Company	11.32		14.78		11.32
b) Non-encumbered					
No. of shares	4,86,20,479		4,08,34,286		4,72,23,667
% of total shareholding of promoter and promoter group	64.41		55.45		63.74
% of total share capital of the Company	20.49		18.39		19.90
22. Dividend					
Rate per share (Face Value Rs. 10/-) (In Rupees)	-		-		11.50
Amount (Rs. in crores)	-		-		0.31
23. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)	-		11.50		12.00
Amount (Rs. in crores)	-		0.31		285.06


SEC MAIL
RECEIVED
AUG 2 0 2010

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Year ended
	30-Jun-10	30-Jun-09	31-Mar-10
Segment Revenue			
Power Business	1,828.13	1,982.72	6,944.02
Others	39.77	32.90	154.25
Total Segment Revenue	1,867.90	2,015.62	7,098.27
Less: Inter segment revenue	-	-	-
Net Revenue	**1,867.90**	**2,015.62**	**7,098.27**
Segment Results (Profit before Interest and Tax)			
Power Business	340.32	537.83	1,442.98
Others	6.03	8.46	25.01
Total Segment Results	346.35	546.29	1,467.99
Less: Interest Expense	79.58	117.65	406.64
Add: Unallocable Income net of Unallocated Expense	105.38	81.78	197.91
Total Profit Before Tax	**372.15**	**510.42**	**1,259.26**
Capital Employed			
Power Business	7,514.93	7,047.64	7,283.74
Others	250.39	182.01	211.15
Unallocable	3,076.01	1,663.16	3,037.47
Total Capital Employed	10,841.33	8,892.81	10,532.36

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Defence Electronics, Project Contracts/ Project Management Services, Coal Bed Methane and Property Development.


TATA

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 12th August, 2010.

2. In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th June, 2010, the accumulated interest was Rs. 153.96 crores (Rs. 2.80 crores for the quarter ended 30th June, 2010). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 420.70 crores, which will be adjusted wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion that the ATE's Order can be successfully challenged and hence adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3. In the matter of claims raised by the Company on R-Infra, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs.323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges amounting to Rs. 34.98 crores for the period from March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh and after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by R-Infra. The Company and R-Infra had filed appeals in the Supreme Court.
   The Supreme Court, vide its Order dated 14th December, 2009, has granted stay against the ATE order and has directed R-Infra to deposit with the Supreme Court, a sum of Rs. 25 crores and furnish a Bank Guarantee for the balance amount. The Company has withdrawn the above mentioned sum subject to an undertaking to refund the amount with interest, in the event the Appeal is decided against the Company. On grounds of prudence, the Company has not recognised any income arising from the above matters.

4. During the quarter ended 30th June, 2010, as per past practice, the Company has provisionally determined the Statutory Appropriations and the adjustments to be made on Annual Performance Review as stipulated under the Tariff Regulations, 2005 for its operations in respect of the Mumbai Licensed Area.

5. In respect of the quarter ended 30th June, 2009, pertaining to the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, had drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company had drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company had recognised revenue of Rs. 105.40 crores and transferred Rs 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs. 83 crores had not been recognised as expense since they have been challenged by the Company at the ATE.

6. In respect of the quarter ended 30th June, 2009, ATE in its Order dated 15th July, 2009, had upheld the Company's claim regarding allowability of certain expenses/accounting principles which were earlier disallowed / not recognised by MERC in its truing-up for the financial year 2006-07. Accordingly, during the quarter ended 30th June, 2009, the Company had treated such expenses as recoverable through tariff and had recognized revenue of Rs. 127 crores in respect of the financial years 2006-07 to 2008-09.

7. There were 2 investor complaints pending as on 1st April, 2010, 6 complaints were received during the quarter, 7 complaints were disposed off during the quarter and 1 complaint remained unresolved as at the end of the quarter ended 30th June, 2010.

8. Previous period / year's figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



RATAN N TATA
Chairman

Date: 12th August, 2010


TATA

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel: +91 (22) 6667 9000
Fax: +91 (22) 6667 9100

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED

1. We have audited 'Part B' of the accompanying Statement of Financial Results ("the Statement") of **THE TATA POWER COMPANY LIMITED** ("the Company") for the quarter ended 30th June, 2010 attached herewith, being submitted by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statement, which has been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS - 25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2. We conducted our audit of the Statement in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion, we draw attention to Note 2 to the Statement. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 30th June, 2010. The impact of the above on the results for the quarter ended 30th June, 2010 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.



Deloitte Haskins & Sells

4. In our opinion and to the best of our information and according to the explanations given to us, the Statement:

   i. is presented in accordance with the requirements of Clause 41 of the Listing Agreement with the Stock Exchanges, and

   ii. gives a true and fair view of the net profit and other financial information of the Company for the quarter ended 30th June, 2010.

5. Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)



N. VENKATRAM
Partner
(Membership No. 71387)

MUMBAI, 12th August, 2010

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2010

Particulars	Quarter ended		Year ended
	30-Jun-10	30-Jun-09	31-Mar-10
	(Reviewed)		(Audited)
	Rs. Crores	Rs. Crores	Rs. Crores
1. a) Revenue	4,932.35	4,516.86	17,655.71
Add : Revenue adjustments pertaining to prior years	-	232.40	272.94
Income to be recovered in future tariff determination (Net)	219.27	92.07	926.11
Net Revenue	5,151.62	4,841.33	18,854.76
b) Other Operating Income	33.22	11.46	131.08
2. Total Income	5,184.84	4,852.79	18,985.84
3. Expenditure			
a) Staff Cost	200.24	184.89	805.99
b) Cost of Power Purchased	1,584.78	1,150.52	4,582.94
c) Royalty towards Coal Mining	183.10	139.63	695.37
d) Cost of Coal Purchased	11.54	-	16.00
e) Cost of Fuel	1,163.19	1,239.56	4,662.72
f) Coal Processing Charges	419.63	419.46	1,719.40
g) Raw Materials Consumed	110.52	121.49	478.52
h) Purchase of goods/spares/stock for resale	6.41	5.83	60.05
i) Cost of components, materials and services in respect of contracts	14.94	5.20	42.15
j) (Increase) / Decrease in stock-in-trade and work-in-progress	(21.20)	19.07	(27.47)
k) Depreciation/Amortisation	235.00	201.07	577.68
l) Impairment	-	-	15.28
m) Deferred Stripping Costs (Net) - write-off / (capitalised)	(80.79)	(72.61)	119.53
n) Other Expenditure	453.61	433.72	1,995.39
4. Total Expenditure	4,280.97	3,847.82	16,043.55
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)	903.87	1,004.97	2,942.29
6. Other Income			
a) (Loss) / Gain on exchange (Net)	(150.41)	45.98	455.45
b) Others	61.00	22.75	133.43
7. Profit before Interest and Exceptional Items (5+6)	814.46	1,073.70	3,531.17
8. Interest	171.84	205.54	763.87
9. Profit after Interest but before Exceptional Items (7-8)	642.62	868.16	2,767.30
10. Exceptional Item -			
Adjustment of expenses recoverable through tariff	-	108.83	108.83
Less: Drawn from : Contingencies Reserve	-	108.83	108.83
	-	-	-
11. Profit before Tax, Share of Associates, Minority Interest and Statutory Appropriations	642.62	868.16	2,767.30
12. Provision for Taxation			
a) Current year	288.33	284.68	657.67
b) Previous years	0.68	(0.11)	(29.01)
13. Net Profit after Tax and before Share of Associates, Minority Interest and Statutory Appropriations	353.61	583.59	2,138.64
14. Share of Profit / (Loss) of Associates	4.35	(0.48)	61.66
15. Less: Minority Interest	40.29	30.35	233.46
16. Net Profit before Statutory Appropriations	317.67	552.76	1,966.84
17. Statutory Appropriations (Net)	6.00	(19.89)	(8.89)
18. Net Profit after Statutory Appropriations	311.67	572.65	1,975.73
19. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	237.29	221.99	237.29
20. Reserves including Statutory Reserves			11,163.14
21. Earnings per Share (not annualised) (on Net Profit after Statutory Appropriations) (in Rupees)			
Basic Earnings per share	13.12	25.81	85.01
Diluted Earnings per share	13.12	25.67	82.21
22. Aggregate of public shareholding			
No. of shares #	15,27,52,043	14,81,67,180	15,39,82,116
% of shareholding @	64.37	66.74	64.89
# Excludes no. of shares held by custodians of GDR			
@ Excludes % of shareholding held by custodians of GDR			
23. Aggregate of promoters and promoter group shareholding			
a) Pledged / encumbered			
No. of shares	2,68,60,000	3,28,05,000	2,68,60,000
% of total shareholding of promoter and promoter group	35.59	44.55	36.26
% of total share capital of the Company	11.32	14.78	11.32
b) Non-encumbered			
No. of shares	4,86,20,479	4,08,34,286	4,72,23,867
% of total shareholding of promoter and promoter group	64.41	55.45	63.74
% of total share capital of the Company	20.49	18.39	19.90


SEC MAIL PROCESSING
RECEIVED
AUG 2 0 2010

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

CONSOLIDATED SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Year ended
	30-Jun-10	30-Jun-09	31-Mar-10
	(Reviewed)		(Audited)
Segment Revenue			
Power Business	3,504.81	3,342.97	12,550.05
Coal Business	1,539.06	1,298.06	5,620.95
Others	172.12	211.76	906.95
Total Segment Revenue	5,215.99	4,852.79	19,077.95
Less: Inter segment revenue	31.15	-	92.11
Net Revenue	**5,184.84**	**4,852.79**	**18,985.84**
Segment Results [Profit / (Loss) before Interest and Tax]			
Power Business	517.32	662.41	2,076.36
Coal Business	423.97	373.16	999.20
Others	(9.30)	21.62	65.92
Total Segment Results	931.99	1,057.19	3,141.48
Less: Interest Expense	171.84	205.54	763.87
Add: Unallocable (Expense) / Income (Net)	(117.53)	16.51	389.69
Total Profit Before Tax	**642.62**	**868.16**	**2,767.30**
Capital Employed			
Power Business	23,449.25	15,771.06	20,886.25
Coal Business	5,948.68	6,045.51	5,384.45
Others	1,209.22	1,230.74	1,102.49
Unallocable	(17,031.79)	(12,571.91)	(14,229.44)
Total Capital Employed	**13,575.36**	**10,475.40**	**13,143.75**

Types of products and services in each business segment:

Power - Generation, Transmission, Distribution and Trading of Electricity.
Coal Business - Mining and Trading of Coal.
Others - Defence Electronics, Solar Equipment, Project Contracts/ Project Management Services, Coal Bed Methane, Investment, Shipping and Property Development.



TATA

Notes :

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors in the Board Meeting of date.
2. The following Subsidiaries, Associates and Joint Ventures have been considered for the purpose of preparing Consolidated Financial Results as per Accounting Standards on :

   a) Consolidated Financial Statements (AS-21)

   b) Accounting for Investments in Associates in Consolidated Financial Statements (AS-23)

   c) Financial Reporting of Interests in Joint Ventures (AS-27)

Name of the Company	Ownership in % either directly or through Subsidiaries
Subsidiaries :	
Chemical Terminal Trombay Ltd.	100
Af-Taab Investment Co. Ltd.	100
Tata Power Trading Co.Ltd.	100
Powerlinks Transmission Ltd.	51
Nelco Ltd.	50.04
Tatanet Services Ltd. (Subsidiary of Nelco Ltd.)	50.04
Maithon Power Ltd.	74
Industrial Energy Ltd.	74
North Delhi Power Ltd.	51
Coastal Gujarat Power Ltd.	100
Bhira Investments Ltd.	100
Bhivpuri Investments Ltd.	100
Khopoli Investments Ltd.	100
Trust Energy Resources Pte. Ltd.	100
Energy Eastern Pte. Ltd.	100
Associates :	
Panatone Finvest Ltd.	39.98
Tata Projects Ltd.	47.78
Nelito Systems Ltd.	49.46
Joint Ventures :	
Indocoal Resources (Cayman) Ltd.	30
PT Arutmin Indonesia	30
PT Indocoal Kaltim Resources	30
PT Indocoal Kalsel Resources	30
PT Kaltim Prima Coal	30
Tubed Coal Mines Ltd.	40
Mandakini Coal Co. Ltd.	33.33
Tata BP Solar India Ltd.	49
Dagachhu Hydro Power Corporation Ltd.	26

3. In the case of the Parent Company :

3.1 In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th June, 2010, the accumulated interest was Rs. 153.96 crores (Rs. 2.80 crores for the quarter ended 30th June, 2010). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 420.70 crores, which will be adjusted wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion that the ATE's Order can be successfully challenged and hence adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3.2 In the matter of claims raised by the Company on R-Infra, towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs.323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges amounting to Rs. 34.98 crores for the period from March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh and after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by R-Infra. The Company and R-Infra had filed appeals in the Supreme Court.
The Supreme Court, vide its Order dated 14th December, 2009, has granted stay against the ATE order and has directed R-Infra to deposit with the Supreme Court, a sum of Rs. 25 crores and furnish a Bank Guarantee for the balance amount. The Company has withdrawn the above mentioned sum subject to an undertaking to refund the amount with interest, in the event the Appeal is decided against the Company. On grounds of prudence, the Company has not recognised any income arising from the above matters.

3.3 During the quarter ended 30th June, 2010, as per past practice, the Company has provisionally determined the Statutory Appropriations and the adjustments to be made on Annual Performance Review as stipulated under the Tariff Regulations, 2005 for its operations in respect of the Mumbai Licensed Area.

3.4 In respect of the quarter ended 30th June, 2009, pertaining to the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, had drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company had drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company had recognised revenue of Rs. 105.40 crores and transferred Rs 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28th May, 2009 and 15th June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs. 83 crores had not been recognised as expense since they have been challenged by the Company at the ATE.

3.5 In respect of the quarter ended 30th June, 2009, ATE in its Order dated 15th July, 2009, had upheld the Company's claim regarding allowability of certain expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. Accordingly, during the quarter ended 30th June, 2009, the Company had treated such expenses as recoverable through tariff and had recognized revenue of Rs. 127 crores in respect of the financial years 2006-07 to 2008-09.

3.6 There were 2 investor complaints pending as on 1st April, 2010, 6 complaints were received during the quarter, 7 complaints were disposed off during the quarter and 1 complaint remained unresolved as at the end of the quarter ended 30th June, 2010.

4. As at 30th June, 2010, the overseas Joint Venture Coal Companies had receivables in respect of Value Added Tax (VAT) input aggregating to Rs. 3,436.48 crores, including the Group's share of Rs. 1,030.94 crores. The Coal Companies expect to recover the VAT amounts based on the provisions of the Coal Contract of Work (CCOW) and the April 2004 Indonesia Supreme Court advisory opinion stating that the VAT Regulation is inconsistent with Indonesian law. Accordingly, management is of the view that no provision is considered necessary on this account.

Further, the Coal Companies are contingently liable for claims from third parties arising from the ordinary conduct of business which are either pending or are being processed by the Courts, the outcome of which are not presently determinable.

5. Coastal Gujarat Power Limited, a Subsidiary, in terms of the G.S.R. 225 (E) dated 31st March, 2009 issued by Ministry of Corporate Affairs, had exercised the option of accounting/adjusting of exchange gain/(loss) on long-term foreign currency monetary items in the carrying cost of the assets in the Financial Year 2009-10. Accordingly, for the quarter ended 30th June, 2010, an amount of Rs. 154.20 crores (Net) being exchange loss on long-term foreign currency monetary items had been adjusted in the carrying cost of assets, which has been recognised in the Profit and Loss Account as an expense in the Consolidated accounts, in line with the Group accounting policy.

6. Certain Subsidiaries/Joint Ventures having revenues of Rs. 33.65 crores and Net Loss after Statutory Appropriations of Rs. 3.01 crores for the quarter ended 30th June, 2010, have been considered on the basis of financial statements certified by their Managements and are not reviewed by their auditors.

7. Previous period/year's figures have been regrouped/reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED



RATAN N TATA
Chairman

Date: 12th August, 2010


TATA

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel: +91 (22) 6667 9000
Fax: +91 (22) 6667 9100

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED

1. We have reviewed the accompanying statement of Unaudited Consolidated Financial Results ("the Statement") of **THE TATA POWER COMPANY LIMITED** ("the Company") its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute "the Group") and its share of the profit of the associate companies for the quarter ended 30th June, 2010 . This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

3. The Statement reflects the Group's share of Revenues of Rs 1,508.74 crores and Net Profit after Statutory Appropriations of Rs 225.81 crores for the quarter ended 30th June, 2010 relating to certain subsidiaries and joint ventures, and the Group's share of loss of Rs 2.62 crores relating to certain associates for the quarter ended 30th June, 2010, whose results have been reviewed/ audited by other auditors and whose reports have been considered by us in submitting our report.

4. The financial results of certain subsidiaries and joint ventures which reflect the Group's share of revenue of Rs 33.65 crores and the Group's share of Net Loss after Statutory Appropriations of Rs 3.01 crores for the quarter ended 30th June, 2010 which have not been reviewed by their auditors.

5. In so far as it relates to the results of The Tata Power Company Limited included in the Statement, without qualifying our opinion, we draw attention to Note 3.1 to the Statement. As stated in the Note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs 519 crores and its consequential effects for the period upto 30th June, 2010. The impact of the above on the results for the quarter ended 30th June, 2010 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

6. In so far as it relates to the results of certain joint ventures which are included in the Statement, without qualifying our opinion, we draw attention to Note 4 to the Statement regarding recoverability of Value Added Tax balances of Rs.3,436.48 crores (Group's share of Rs.1,030.94 crores) and contingent claims from third parties, the outcome of which cannot be presently determinable.

7. Based on our review and read with our comments in paragraph 3 above and subject to our comments in paragraph 4 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

8. Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)



N.VENKATRAM
Partner
(Membership No.: 71387)

MUMBAI, 12th August, 2010

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2010

Particulars	Quarter ended 30-Jun-10 (Reviewed)	Quarter ended 30-Jun-09 (Reviewed)	Year ended 31-Mar-10 (Audited)
	Rs. Crores	Rs. Crores	Rs. Crores
1. a) Revenue	4,932.35	4,516.86	17,655.71
Add : Revenue adjustments pertaining to prior years	-	232.40	272.94
Income to be recovered in future tariff determination (Net)	219.27	92.07	926.11
Net Revenue	5,151.62	4,841.33	18,854.76
b) Other Operating Income	33.22	11.46	131.08
2. Total Income	5,184.84	4,852.79	18,985.84
3. Expenditure			
a) Staff Cost	200.24	184.89	805.99
b) Cost of Power Purchased	1,584.78	1,150.52	4,582.94
c) Royalty towards Coal Mining	183.10	139.63	695.37
d) Cost of Coal Purchased	11.54	-	16.00
e) Cost of Fuel	1,163.19	1,239.55	4,662.72
f) Coal Processing Charges	419.63	419.46	1,719.40
g) Raw Materials Consumed	110.52	121.49	478.52
h) Purchase of goods/spares/stock for resale	6.41	5.83	60.05
i) Cost of components, materials and services in respect of contracts	14.94	5.20	42.15
j) (Increase) / Decrease in stock-in-trade and work-in-progress	(21.20)	19.07	(27.47)
k) Depreciation/Amortisation	235.00	201.07	877.68
l) Impairment	-	-	15.28
m) Deferred Stripping Costs (Net) - write-off / (capitalised)	(80.79)	(72.61)	119.53
n) Other Expenditure	453.61	433.72	1,995.39
4. Total Expenditure	4,280.97	3,847.82	16,043.55
5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4)	903.87	1,004.97	2,942.29
6. Other Income			
a) (Loss) / Gain on exchange (Net)	(150.41)	45.98	455.45
b) Others	61.00	22.75	133.43
7. Profit before Interest and Exceptional Items (5+6)	814.46	1,073.70	3,531.17
8. Interest	171.84	205.54	763.87
9. Profit after Interest but before Exceptional Items (7-8)	642.62	868.16	2,767.30
10. Exceptional Item -			
Adjustment of expenses recoverable through tariff	-	108.83	108.83
Less: Drawn from : Contingencies Reserve	-	108.83	108.83
	-	-	-
11. Profit before Tax, Share of Associates, Minority Interest and Statutory Appropriations	642.62	868.16	2,767.30
12. Provision for Taxation			
a) Current year	288.33	284.68	657.67
b) Previous years	0.68	(0.11)	(29.01)
13. Net Profit after Tax and before Share of Associates, Minority Interest and Statutory Appropriations	353.61	583.59	2,138.64
14. Share of Profit / (Loss) of Associates	4.35	(0.48)	61.66
15. Less: Minority Interest	40.29	30.35	233.46
16. Net Profit before Statutory Appropriations	**317.67**	**552.76**	**1,966.84**
17. Statutory Appropriations (Net)	6.00	(19.89)	(8.89)
18. Net Profit after Statutory Appropriations	**311.67**	**572.65**	**1,975.73**
19. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	237.29	221.99	237.29
20. Reserves including Statutory Reserves			**11,163.14**
21. Earnings per Share (not annualised) (on Net Profit after Statutory Appropriations) (In Rupees)			
Basic Earnings per share	13.12	25.81	85.01
Diluted Earnings per share	13.12	25.67	82.21
22. Aggregate of public shareholding			
No. of shares #	15,27,52,043	14,81,67,180	15,39,82,116
% of shareholding @	64.37	66.74	64.89
# Excludes no. of shares held by custodians of GDR			
@ Excludes % of shareholding held by custodians of GDR			
23. Aggregate of promoters and promoter group shareholding			
a) Pledged / encumbered			
No. of shares	2,68,60,000	3,28,05,000	2,68,60,000
% of total shareholding of promoter and promoter group	35.59	44.55	36.26
% of total share capital of the Company	11.32	14.78	11.32
b) Non-encumbered			
No. of shares	4,86,20,479	4,08,34,286	4,72,23,667
% of total shareholding of promoter and promoter group	64.41	55.45	63.74
% of total share capital of the Company	20.49	18.39	19.90

TATA POWER ANNOUNCES STANDALONE AND CONSOLIDATED QUARTERLY RESULTS

STANDALONE – Q1 FY11

- **REVENUES STOOD AT Rs. 1867.90 CRORES**
- **PROFIT AFTER TAX (PAT) FOR THE QUARTER STOOD AT RS. 268.98 CRORES**

(For the previous year PAT was Rs. 377.08 Crores and is not comparable. Previous year includes Rs. 232.40 Crores due to MERC tariff orders and judgment of ATE received)

- **GENERATION UP 3% AT 4386MUs**

CONSOLIDATED – Q1 FY11

- **REVENUES UP BY 7% AT RS. 5184.84 CRORES**
- **PROFIT AFTER TAX (PAT) AT RS. 317.67 CRORES**

(PAT for the previous year stood at Rs 552.76 Crores which included Rs. 232.40 Crores due to MERC tariff orders and judgment of ATE received. PAT for this year is after considering Rs. 154 Crores of forex loss on account of realignment of CGPL borrowings)

- **Adds 36060 retail consumers in the Mumbai License Area**
- **Raises US$ 300 million in Coal SPVs to fund additional acquisitions and/or reduce outstanding debt**
- **Is Country's leading private Wind Power Generator, chalks out plans to add about 150MW in the current fiscal**
- **ICRA assigns LAA rating with Positive outlook for the Company's Rs. 6 billion Non-Convertible Debenture programme**
- **CRISIL assigns 'AA/Positive' rating to the Company's Rs. 6 billion non-convertible debenture programme**

Mumbai, 12th August 2010: The Tata Power Company Limited, India's largest private power company, today announced its standalone and consolidated financial results for the first quarter ended June 30th FY 2010-11.

FINANCIAL HIGHLIGHTS- QI FY11 - STANDALONE RESULTS

During the quarter, Company's standalone results reflected a robust financial and operational performance. The Company reported Revenues at Rs. 1867.90 Crores as against Rs. 2015.62 Crores in the corresponding period last year. The decrease was mainly due to lower fuel cost in the Mumbai regulated business. Further, the Company also reduced the fuel cost by replacing oil with cheaper RLNG gas, thereby reducing the tariff for the end consumers. However, the cost of power purchase has gone up as we were prevented from scheduling power generated by us to our distribution business in Mumbai.

Profit After Tax (PAT) for the quarter stood at Rs. 268.98 Crores as compared to Rs. 377.08 Crores in the previous year. This is not comparable as previous year includes amount of Rs. 232.40 Crores due to MERC tariff orders and judgment of ATE received. Other Income has gone up by 19% at Rs.127.54 Crores due to increased earnings out of the FCCBs funds and interest on tax refund. The interest went down by 32% and stood at Rs. 79.58 Crores due to repayment of short term borrowings and refund of interest paid on tax pertaining to previous years. PAT after Statutory Appropriations stood at Rs. 262.98 Crores as against Rs. 396.97 Crores in the corresponding period last year.

FINANCIAL HIGHLIGHTS- QI FY11 - CONSOLIDATED RESULTS

On a consolidated basis, Revenues for the quarter were up by 7% at Rs. 5184.84 Crores compared to Rs. 4852.79 Crores in the corresponding period last year. PAT was at Rs. 317.67 Crores as compared to Rs. 552.76



Crores in the corresponding quarter last year. This decrease is mainly due the Rs.154 crores of forex loss reported on account of realignment of CGPL borrowings and also Rs. 232.40 Crores due to MERC tariff orders and judgment of ATE received in the previous year.

On Consolidated Segment-wise performance, Net Revenue for Power business was Rs. 3504.81 Crores and Coal Business for Rs 1539.06 Crores, an increase of 5% and 19% as compared to Rs. 3342.97 Crores and Rs. 1298.06 Crores respectively, during the corresponding periods last year.
PBIT for Power Business was Rs. 517.32 Crores against Rs. 662.41 Crores (due to MERC/ATE orders explained above). Whereas, PBIT for Coal Business stood at Rs. 423.97 Crores as compared to Rs. 373.16 Crores, 14% higher than the corresponding quarter last year. This increase is due to higher production and increase in coal prices.

OPERATIONAL HIGHLIGHTS:
During the quarter, Company's Operations continued to report strong performance. Sales volume for the quarter increased by 8% at 4533 MUs as against 4180 MUs in the corresponding period last year. Overall Generation was up by 3% at 4386 MUs as compared to 4260 MUs in the same period last year.
Trombay Thermal Power Station and Hydro Power Stations generated 2799 MUs and 358 MUs of power respectively as compared to 2779 MUs and 369 MUs in the corresponding period previous year. The Jojobera Thermal Power Station recorded a generation of 850 MUs during the quarter as compared to 803 MUs in the previous year. Belgaum and Haldia reported generation of 94 MUs and 180 MUs as compared to 107 MUs and 116 MUs in the corresponding period last year. PH#6 Jamshedpur recorded a generation of 143 MUs. Wind Farms also recorded a higher generation of 105 MUs as compared to 87 MUs in the same period last year.

Speaking on the performance for the quarter, Mr. Prasad R. Menon, Managing Director, Tata Power, said,
"We have started the year on a strong footing. All our businesses have performed well in this quarter. We are encouraged by the strong performance and growth of our retail business in Mumbai. Our generating stations have also recorded robust increase in power generation.

Further, we are making good progress on our new projects under implementation. We are entering an important and exciting leg of our growth phase as most of our large projects are in advance stages of completion.

We believe that the growth momentum in Renewables may gather impetus with the strict implementation of RPO obligation and the Renewable Energy Certificate (REC) mechanism. These additional steps can trigger demand from various States in the country. We are well placed to capitalise on the increasing demand for renewable energy sources through a substantially expanded portfolio including wind, solar and geothermal energy sources. Our Joint-Venture with SN Power for Hydro projects provides the potential to expand our presence in hydro projects in India and Nepal. We are progressing as planned and today around 20% of our power generated is from 'clean' sources.

We are glad that we are one of the leading wind power generators in the country. Our 3 MW solar PV plant will be the first and largest grid connected solar plant in Maharashtra and we are exploring opportunities for geothermal energy. Our wind project in Maharashtra has been received the first CDM certified project which further recognizes our commitment towards reducing carbon footprint."

BUSINESS HIGHLIGHTS:
North Delhi Power Limited (NDPL):
The Company's distribution subsidiary and Joint-Venture with Delhi Govt., NDPL posted Revenues of Rs.1115.66 Crores during the quarter, a growth of 45 % as compared to the previous year of Rs. 771.14 Crores. The net profit stood at Rs. 56.71 Crores as compared to Rs. 41.40 Crores in the corresponding period last year. While NDPL reported an increased PAT, its cash accruals since 1st April 2009 are under pressure due to a substantial increase in power purchase cost which is yet to be recovered through appropriate adjustment in tariff. This has resulted in a significant increase in working capital of about Rs. 640 Crores (including Rs. 290 Crores this quarter) since 1st April 2009 .which has been financed through additional borrowings.



Powerlinks Transmission Limited (Powerlinks):
Powerlinks, the first public-private joint venture in power transmission in India has earned Revenues of Rs. 71.52 Crores as against Rs. 71.54 Crores in the previous year. The PAT also increased to Rs. 25.96 Crores from Rs. 18.62 Crores in the same period last year.

Tata Power Trading Company Limited (TPTCL):
TPTCL traded at total of 1347 MUs during the quarter as compared to 960 MUs in the previous year, thereby resulting in an increase in its Revenues by 7% to Rs. 716.35 Crores from Rs. 671.07 Crores in the previous year. The PAT also increased to Rs. 6.45 Crores as against Rs. 1.79 Crores in the same period last year.

Mumbai Retail Business:
During the quarter, the Company added 18300 new customers and 17760 changeover customers taking its total customer base to 76800 with in 8 months. The Company had 26,005 direct consumers before it started expansion of its retail business in the Mumbai market.

During the quarter, Tata Power signed an agreement to raise US$ 300 Million in Bhira Investments Limited and Bhivpuri Investments Limited **Coal Special Purpose Vehicles (SPVs)** through shares with differential rights to be issued to Olympus Capital Holdings Asia (Olympus Capital). Taking current position of debt and cash in coal SPVs, the post money shareholding of Olympus Capital may be in the range of 14-15% for an investment of US$300 million. These funds could also be utilized to secure further long term coal supplies by investing in coal mines or to reduce the outstanding debt in the SPVs.

CRISIL and ICRA Ratings:
The rating exercise with ICRA and CRISIL was undertaken for the Rs. 350 Crores 15 year 9.15% NCD that was placed in the market to prepay a loan for Company's wind projects. The issue was fully subscribed and the money has been drawn down to prepay the outstanding loan. The NCD is amongst the finer priced issues done. The rating also allows the flexibility to raise an additional up to Rs250 crores of such NCD.

GROWTH PLANS:
The Company's growth plans include steady capacity addition year-on-year, taking its current installed capacity to 2975 MW. Some of the projects commissioned in FY09 and FY10 include 120 MW in Haldia, 120 MW Power House# 6 owned by IEL,182 MW from wind farms in Maharashtra, Gujarat and Karntaka and 250 MW Trombay expansion project. The progress on Company's upcoming projects is as follows:

- 4000 MW, Mundra Project: Mundra UMPP is progressing as per schedule with engineering, procurement and construction activities in full swing. Overall project progress achieved is 53%. Ordering of all critical items/major packages has been completed. The first unit is expected to be commissioned by September 2011.

1050 MW Maithon Project: is also progressing well and has achieved 82% completion. The target of synchronising Unit 1 on oil is by October 2010 and commissioning soon thereafter, the major challenge being the railway linkage from the main line. All efforts are being taken to commission the unit by end of 2010.

IEL: 120 MW Unit 5 being constructed at the Company's existing site at Jojobera has been synchronized. The project is expected to be commissioned in the first half of FY11.

114 MW Dagachhu Project: in partnership with The Royal Government of Bhutan (RGoB) is progressing well. Major ordering for the project has been completed. All statutory clearances, land, water and environment clearances have been received and PPA for the entire quantum of power has been signed for the project. The first unit is targeted to be commissioned by FY14.

Partnership with SN Power: The Company has signed an exclusive partnership agreement with SN Power, Norway to set up joint ventures for developing hydropower projects in India and Nepal. Tata Power and SN Power have already begun pursuing potential project opportunities based on the vast reserves of renewable energy in the



Himalayan region.

1600 MW Coastal Maharashtra Project: During the year, the Company has made substantial progress in this project. The R & R authority of the GoM has approved the R&R proposal of the company. Land acquisition is in progress. The plant is expected to be commissioned within 3 years of land acquisition.

1320 MW Naraj Marthapur, Orissa: The major clearances for the 1320 MW Naraj Marthapur project have been obtained. Process is on for obtaining environmental clearance from MoEF. The plant is expected to be commissioned within 42-45 months of completion of the land acquisition, which is expected to be completed during the year. The Company has been allotted the Mandakini coal block located in the Angul district of Orissa, along with Monnet Ispat and Energy Limited, and Jindal Photo Limited, which will feed coal to the plant.

Tiruldih Power Project, Jharkhand (3 X 660 MW): The process of land acquisition is expected to take around 12 to 18 months. The first tranche of land (300 acres) is expected to be acquired around October 2010. In - principle clearance has been received from Railways for transportation of coal from Tubed Coal Block. Tubed Coal Block has been jointly allotted to Tata Power and Hindalco in Jharkhand.

Renewable Projects:
Wind Power: Tata Power is the leading private wind generation company with an installed capacity of 200 MW and added another first to its credit by commissioning 2 MW-class wind turbines designed by Kenersys Gmbh of Germany and manufactured and installed by Kenersys India. Currently, Tata Power's wind power capacity is spread across three States namely Maharashtra (100MW), Gujarat (50 MW) and Karnataka (50 MW). The Company has placed an order for 150 MW additional wind capacity to be set up in Maharashtra and Tamil Nadu.

Solar Power: The Company is implementing a 3 MW solar photo-voltaic plant at Mulshi and will be one of the largest grid connected plants in Maharashtra. The plant is expected to be commissioned by October 2010. The Company has also applied for allocation of 25 MW solar capacity to be put up in Gujarat under the new policy of Government of Gujarat.

SUSTAINABILITY INITIATIVES:
Tata Power Energy Club: In FY10, the Club became a national movement on energy conservation. In FY11, the Club plans to reach out to 275 schools nationwide and targets to save 2 million units. Key locations targeted are Mumbai, Delhi, Pune, Ahmedabad, Bengaluru, Kolkata, Belgaum, Jamshedpur and Lonavla.
Resources: Rain Water Harvesting - Studies have been completed at various locations and implementation is to commence.
Energy Efficiency: MERC approved EE T5 FTL Program – Supplier was finalized based on techno -commercial analysis. The program is planned to be made available to the Company's consumers by August 2010. Tata BP Solar commissioned the solar water heating system (8,600 litres capacity) in Trombay housing colony during March 2010.

About Tata Power:
Tata Power is India's largest integrated private sector power utility with an installed generation capacity of about 3000 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.

Disclaimer Statement: *Some of the statements in this document, except for the historical information, are forward-looking statements. These forward-looking statements include references to growth projections, plans, strategies, intentions and beliefs concerning our business and operating environment. There are risks, uncertainties and other factors that may cause actual results to differ materially from those projected by these forward-looking statements.*

For further information please contact:
Shalini Singh Rakesh Reddy

Lighting up Lives!



TATA POWER

TATA

For immediate use only **PRESS RELEASE**

Chief, Corporate Communications
The Tata Power Company Limited,
Phone: 022-6665 8748
Email: shalinis@tatapower.com

Vaishnavi Corporate Communications
Tel 022-6656 8787
Cell: 9821735515
Email: rakesh@vccpl.com

Lighting up Lives!

